FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December, 2017

UNILEVER PLC

(Translation of registrant's name into English)

UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

 Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER PLC

/S/ R SOTAMAA By R SOTAMAA CHIEF LEGAL OFFICER AND GROUP SECRETARY

Date: 2 January 2018

EXHIBIT INDEX

EXHIBIT NUMBER  EXHIBIT DESCRIPTION

99  Notice to London Stock Exchange

Exhibit 99

This Report on Form 6-K contains the following:

Exhibit	99.1	Stock Exchange announcement dated	1 December 2017	entitled	‘Transaction in own shares’
Exhibit	99.2	Stock Exchange announcement dated	4 December 2017	entitled	‘Unilever completes EUR5bn Share Buyback programme’
Exhibit	99.3	Stock Exchange announcement dated	5 December 2017	entitled	‘Voting Rights and Capital Update’
Exhibit	99.4	Stock Exchange announcement dated	13 December 2017	entitled	‘Director Declaration’
Exhibit	99.5	Stock Exchange announcement dated	13 December 2017	entitled	‘Director/PDMR Sharedealing’
Exhibit	99.6	Stock Exchange announcement dated	18 December 2017	entitled	‘Director/PDMR Sharedealing’